SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 300, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

November 9,  2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 13 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is General Growth Properties, Inc., 110 N. Wacker Drive, Chicago, IL 60606.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the Future Fund Board of Guardians, a statutory body corporate established under the Future Fund Act 2006 of the Commonwealth of Australia (the “Reporting Person”) to govern the Future Fund, a statutory investment fund established by the Australian Commonwealth Government under the Future Fund Act 2006 of the Commonwealth of Australia.  Schedule I hereto set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of the Reporting Person.

(b)  The principal business address of the Reporting Person and each Scheduled Person is Level 43, 120 Collins Street, Melbourne VIC 3000, Australia. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of the Reporting Person is to assist future Australian governments meet the cost of public sector superannuation liabilities by delivering investment returns on contributions to the Fund.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, neither the Reporting Person nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each of the Scheduled Persons is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person holds, indirectly through The Northern Trust Company, a company incorporated in the State of Illinois, in its capacity as custodian for the Reporting Person, an ownership interest in Brookfield Retail Holdings II LLC (“BRH II”), one of the Investment Vehicles (defined below), which entitles the Reporting Person to certain voting rights with respect to the Common Stock and Warrants held by all of the Investment Vehicles.  Therefore, the Reporting Person may be deemed to share beneficial ownership of such securities. See Items 4 and 5.

Funds for the purchase of the shares of Common Stock and the acquisition of the Warrants reported herein by the entities listed below (each, an “Investment Vehicle”) were derived from the working capital of the Investment Vehicles, which was provided by the members or limited partners, as applicable, of the Investment Vehicles.  The Reporting Person provided funds from its working capital to acquire its ownership interest in BRH II, which funds were used in connection with the purchase by BRH II of the securities listed opposite BRH II below. The number of shares of Common Stock purchased by or on behalf of each Investment Vehicle, the number of Warrants acquired by or on behalf of each Investment Vehicle, and the approximate amounts paid by each Investment Vehicle for such securities, are set forth below.

Investment Vehicle	Number of Shares of Common Stock	Number of Warrants	Aggregate Amount (1)
Brookfield Retail Holdings LLC (formerly known as REP Investments LLC) (“BRH”)	75,156,748	18,714,651	$751,567,480
Brookfield Retail Holdings II LLC	51,572,627	12,842,010	$515,726,270
Brookfield Retail Holdings III LLC (“BRH III”)	59,156,823	14,730,538	$591,568,230
Brookfield Retail Holdings IV-A LLC (“BRH IV-A”)	6,839,615	1,703,121	$68,396,150
Brookfield Retail Holdings IV-B LLC (“BRH IV-B”) (2)	13,651,644	3,399,372	$136,516,440
Brookfield Retail Holdings IV-C LLC (“BRH IV-C”) (2)	4,573,591	1,138,862	$45,735,910
Brookfield Retail Holdings IV-D LLC (“BRH IV-D”)	4,573,591	1,138,862	$45,735,910
Brookfield Retail Holdings V LP (“BRH V”)	15,391,391	3,832,584	$153,913,910
Total:	230,916,030	57,500,000	$2,309,160,300
(1)	The Warrants were issued to the Investment Vehicles pursuant to the terms of the Cornerstone Agreement (defined below) and no consideration was paid by the Investment Vehicles for the Warrants.
(2)
The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC (“BUSRH”). Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC. See Item 6.

Item 4. Purpose of the Transaction

Overview

On April 16, 2009 and April 22, 2009, General Growth Properties, Inc. (“GGP”), predecessor to the Company, and certain of its subsidiaries filed voluntary petitions for relief (the “Chapter 11 Cases”) in the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under Chapter 11 of title 11 of the United States Code. On August 27, 2010, GGP filed with the Bankruptcy Court the third amended and restated joint Chapter 11 plan of reorganization of the Debtors (as supplemented on September 30, 2010, the “Plan”) and the related disclosure statement for the debtors remaining in the Chapter 11 Cases (the “Debtors”).  On October 21, 2010, the Bankruptcy Court confirmed the Plan and on November 9, 2010 (the “Closing Date”), the Plan became effective and GGP and the other Debtors emerged from bankruptcy. The Plan set forth the structure of GGP and the other Debtors following the Closing Date.

Cornerstone Investment Agreement

GGP and BRH entered into a Cornerstone Investment Agreement on March 31, 2010 (as amended and restated from time to time, the “Cornerstone Agreement”) providing for, among other things, the purchase and sale of shares of common stock in GGP or the Company in connection with the emergence of GGP and the other Debtors from bankruptcy.  The Cornerstone Agreement was amended and restated on August 2, 2010 and on November 9, 2010.  In accordance with the Plan and pursuant to the terms of the Cornerstone Agreement, on the Closing Date GGP was restructured and, among other things, shares of common stock of GGP were exchanged for shares of Common Stock of the Company, as successor to GGP.  On the Closing Date, pursuant to the terms of the Cornerstone Agreement, (a) the Investment Vehicles purchased an aggregate of 230,916,030 shares of Common Stock at a purchase price of $10.00 per share and (b) the Investment Vehicles were issued an aggregate of 57,500,000 warrants to purchase shares of Common Stock.

The Cornerstone Agreement further provides that the board of directors of the Company will have nine members, three of whom are designated by BRH (the “BRH Board Designees”).  BRH’s right to designate the BRH Board Designees will continue so long as Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario, or any affiliate thereof, or any persons or entities controlled by Brookfield and/or for which Brookfield or a controlled affiliate acts as a general partner, managing member or the equivalent thereof, including the Investment Vehicles (such persons or entities, which includes Brookfield and the Investment Vehicles, the “Brookfield Consortium Members”) beneficially own in the aggregate at least 20% of the Common Stock on a fully diluted basis, with such right reducing to (a) the designation of two directors if the Brookfield Consortium Members beneficially own in the aggregate between 15% and 20% of the Common Stock on a fully diluted basis, (b) the designation of one director if the Brookfield Consortium Members beneficially own in the aggregate between 10% and 15% of the Common Stock on a fully diluted basis and (c) no right to designate a director if the Brookfield Consortium Members beneficially own in the aggregate less than 10% of the Common Stock on a fully diluted basis.  In addition, the Cornerstone Agreement provides that following the Closing Date, for so long as the Brookfield Consortium Members beneficially own in the aggregate at least 5% of the outstanding Common Stock of the Company on a fully diluted basis, BRH has a right (the “Pre-emptive Right”), in connection with offerings of Common Stock by the Company, to purchase up to such number of shares of Common Stock from the Company as is necessary to allow the Brookfield Consortium Members collectively to maintain their proportionate ownership interest in the Company on a fully diluted basis.  BRH can also designate other Brookfield Consortium Members to exercise such Pre-emptive Right.

The summary contained herein of the Cornerstone Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Cornerstone Agreement, a copy of which is filed as Exhibit 1 hereto and which is incorporated herein by reference.

Warrant Agreement

As described above, on the Closing Date the Investment Vehicles received an aggregate of 57,500,000 warrants (“Warrants”), each of which entitles the holder to purchase one share of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Company (the “Warrant Agreement”).  Each Warrant has a term of seven years from the date of issuance.  The Warrants (i) are subject to certain adjustments in connection with dividends and certain other events and (ii) provide each holder with a cash redemption right at a Black-Scholes-based formula value upon certain change in control events.

The summary contained herein of the Warrant Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

Transfer Restrictions

Pursuant to the terms of the Plan and the Cornerstone Agreement, the Investment Vehicles are subject to restrictions, with certain exceptions, on their ability to sell, transfer or dispose of their shares of Common Stock and Warrants for 18 months following the Closing Date (the “lock-up period”). In the first six months of the lock-up period, the Investment Vehicles may not sell, transfer or dispose of any shares of Common Stock or Warrants. In the second six months of the lock-up period, the Investment Vehicles may sell, transfer or dispose of up to an aggregate of 8.25% of the shares of Common Stock held by them and up to an aggregate of 8.25% of their Warrants. In the final six months of the lock-up period, the Investment Vehicles may sell, transfer or dispose of up to an aggregate of 16.5% of the shares of Common Stock held by them and up to an aggregate of 16.5% of their Warrants (in each case including any shares transferred or sold during the second six months of the lock-up period). After 18 months following the Closing Date, the Investment Vehicles will not be restricted from any transfer of their shares of Common Stock or the Warrants.

Registration Rights Agreement

Pursuant to the terms of the Cornerstone Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investment Vehicles directly holding shares of Common Stock or Warrants and BUSRH (with respect to the securities held by BUSRH on behalf of BRH IV-B and BRH IV-C) on November 9, 2010, with respect to the Common Stock and Warrants issued to or held by the Investment Vehicles and BUSRH, as applicable.  The Registration Rights Agreement provides for (i) unlimited demand registrations, provided that (a) the Company is not obligated to undertake more than one underwritten offering requested by the Investment Vehicles in any 12-month period during the first three years following the Closing Date or more than two underwritten offerings requested by the Investment Vehicles in any 12-month period thereafter and (b) in any 12-month period during the term of the Registration Rights Agreement, the Company is not obligated to undertake more than three underwritten offerings in the aggregate requested by (x) the Investment Vehicles, (y) the holders of registration rights pursuant to the registration rights agreement, dated as of the Closing Date, by and among The Fairholme Fund, a series of Fairholme Funds, Inc. a Maryland corporation, and Fairholme Focused Income Fund, a series of Fairholme Funds, Inc., a Maryland corporation, as amended from time to time, and (z) the holders of registration rights pursuant to the registration rights agreement, dated as of the Closing Date, by and among the Company, Pershing Square Capital Management, L.P., on behalf of Pershing Square, L.P., a Delaware limited partnership, Pershing Square II, L.P., a Delaware limited partnership, Pershing Square International, Ltd., a Cayman Islands exempted company, Pershing Square International V, Ltd., a Cayman Islands exempted company, and Blackstone Real Estate Partners VI L.P., a Delaware limited partnership, and certain of its affiliates, as amended from time to time, and (ii) piggyback registration rights.  In addition, the Company is required to use reasonable best efforts to keep the shelf registration statement contemplated by the Cornerstone Agreement continuously effective for use by the Investment Vehicles so long as there remain any registrable securities outstanding under Registration Rights Agreement.

The summary contained herein of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto and which is incorporated herein by reference.

Standstill Agreement

Pursuant to the terms of the Cornerstone Agreement, the Investment Vehicles entered into a Standstill Agreement (the “Standstill Agreement”) with the Company with respect to, among other things, (a) the size of, the minimum number of independent directors on, and the composition of the nominating committee of, the Company’s board of directors, (b) voting for directors and certain other matters, (c) required approvals for (i) certain change in control transactions and related-party transactions involving the Investment Vehicles and (ii) the Investment Vehicles to increase their percentage ownership in the Company above an agreed cap, and (d) transfers of shares of  Common Stock of the Company by the Investment Vehicles.  Specifically, the Standstill Agreement provides that so long as the Investment Vehicles beneficially own more than 10% of the outstanding shares of Common Stock, the Investment Vehicles will not take any action inconsistent with: the Company’s board of directors having a majority of independent directors, the nominating committee consisting of a majority of members not affiliated with or nominated by the Investment Vehicles and the Company’s board of directors having nine members not to be increased or reduced, unless approved by 75% of the members of the Company’s board of directors.  With respect to voting, the Standstill Agreement provides that (a) in connection with a vote for the election of directors, the Investment Vehicles may vote all shares held by them for the BRH Board Designees and may otherwise vote as they wish, except that any shares voted by them in excess of 10% of the outstanding shares of Common Stock must be voted in proportion to the votes of other stockholders (excluding (x) BRH and the Brookfield Consortium Members, (y) Pershing Square Capital Management, L.P., on behalf of Pershing Square, L.P., a Delaware limited partnership, Pershing Square II, L.P., a Delaware limited partnership, Pershing Square International, Ltd., a Cayman Islands exempted company, Pershing Square International V, Ltd., a Cayman Islands exempted company (collectively, the “Pershing Investors”), and (z) the The Fairholme Fund, a series of Fairholme Funds, Inc. a Maryland corporation (the “Fairholme Investor”) and (b) in connection with any other matter being voted on at a stockholder meeting or in a consent solicitation, if the Company’s board of directors recommends that stockholders approve the matter, the Investment Vehicles may vote against or in favor of such transaction in their sole and absolute discretion, and, if the Company’s board of directors recommends that the stockholders not approve the matter, the Investment Vehicles may vote (x) in favor of the transaction, provided that if the Investment Vehicles own more than 30% of the Common Stock on a fully diluted basis, the Investment Vehicles must vote their shares in excess of such 30% threshold in proportion to votes cast by other stockholders (excluding the Brookfield Consortium Members, the Pershing Investors and the Fairholme Investor) or (y) against the transaction.  In addition, (a) transactions between the Company or any subsidiary of the Company, on the one hand, and any Brookfield Consortium Member, on the other hand, and, (b) with respect to a purchase or sale of Common Stock by BRH and the Brookfield Consortium Members, any waiver of any limitation or restriction with respect to such purchase or sale of Common Stock in the Company’s certificate of incorporation or in another agreement, in each case, require approval of a majority of disinterested directors.  Pursuant to the terms of the Standstill Agreement, subject to certain exceptions, the Investment Vehicles may not acquire beneficial ownership of, or an economic interest in, Common Stock representing more than 45% of the outstanding Common Stock unless approved by a majority of independent directors of the Company’s board, and the Investment Vehicles may not sell or otherwise transfer shares of Common Stock if the transferee would beneficially own more than 10% of the shares of Common Stock then outstanding, except for transfers (a) to affiliates or third-parties that agree to ownership and voting restrictions, (b) in registered offerings that are widely distributed, (c) pursuant to Rule 144, (d) pursuant to mergers or other transactions approved by the Company’s board of directors and a majority of all stockholders of the Company and (e) pursuant to tender offers in which all other stockholders are allowed to sell on the same terms.

The Standstill Agreement will terminate (a) upon mutual agreement, if approved by a majority of the disinterested directors, (b) if stockholders other than the Investment Vehicles or the Pershing Investor or the Fairholme Investor own more than 70% of shares of Common Stock then outstanding and the Investment Vehicles own less than 15% of the shares of Common Stock then outstanding, (c) if the Investment Vehicles own less than 10% of the shares of Common Stock then outstanding, (d) upon a change of control not involving the Investment Vehicles, or (e) upon the sale of all or substantially all of the assets or voting securities of the Company.

The summary contained herein of the Standstill Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, a copy of which is filed as Exhibit 4 hereto and which is incorporated herein by reference.

Operating Agreements

The shares of Common Stock and Warrants reported herein are directly held by the Investment Vehicles or, in the case of BRH IV-B and BRH IV-C, by BUSRH for such Investment Vehicles pursuant to an agreement, dated October 25, 2010, by and among BRH IV-B, Brookfield, and BUSRH, and an agreement, dated October 25, 2010, by and among BRH- IV-C A, Brookfield, and BUSRH.  Each Investment Vehicle is governed by a substantially similar limited liability company agreement or limited partnership agreement in the form attached as an exhibit hereto (collectively, the “Operating Agreements”).

BAM Canada acts as managing member or general partner, as applicable, of each of the Investment Vehicles.  As managing member or general partner, BAM Canada will have the primary role in structuring and monitoring the investment in the Company, as well as strategy related to the shares of Common Stock, Warrants and other securities directly held by the Investment Vehicles subject to the approval of Tier One Actions as described below.  In addition, BAM Canada will be empowered to take any and all actions incident to the conduct of the Investment Vehicle’s business, which is making investments in the Company, subject to the approval of Tier One Actions as described below.  Additionally, the Operating Agreements provide that an Investment Vehicle will be designated as a “Tier One Parallel Investment Vehicle” if such Investment Vehicle includes a member (or a group of affiliated members) which owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Tier One Parallel Investment Vehicle will be governed by a separate board of directors (as applicable to each Tier One Parallel Investment Vehicle, the “Board”) comprised of representatives appointed by each member of such Tier One Parallel Investment Vehicle that owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Investment Vehicle which is not a Tier One Parallel Investment Vehicle will have a board of directors comprised of representatives appointed by BAM Canada.

Pursuant to the terms of each Operating Agreement, the members of each Investment Vehicle agreed, among other things, (i) to use such Investment Vehicle’s voting power and other rights to nominate and elect one or more directors to the board of directors of the Company, with such nominee(s) being approved or, subject to the cooperation or consent of the Company where required, removed by a super-majority vote of the Investment Vehicles (i.e., 66 2/3% of the aggregate ownership interests held by all Investment Vehicles), subject to the following: (x) so long as Brookfield or an affiliate thereof is the managing member or general partner, as applicable of the Investment Vehicles, Brookfield (or an affiliate thereof other than an Investment Vehicle) shall have the right to appoint the first nominee (and any replacement nominee); (y) the second nominee shall be selected from a list of candidates identified by any Investment Vehicle other than Brookfield (or any affiliate thereof other than an Investment Vehicle or any person or account the interest of which is managed by Brookfield (or an affiliate thereof other than an Investment Vehicle) on a discretionary basis); and (z) each additional nominee shall be selected from a list of candidates identified by Brookfield (or an affiliate thereof other than an Investment Vehicle) and any other Investment Vehicle, (ii) to provide other members of the Investment Vehicle with “tag-along” rights to the extent that any member receives and intends to accept a bona fide offer to transfer interests in the Investment Vehicle, (iii) subject to the provisions of the Voting Agreement (defined below), to provide for the pro rata exercise by each Investment Vehicle of, the Pre-emptive Rights (as defined above) to purchase shares of Common Stock or other securities of the Company or to establish one or more vehicles to exercise such Pre-emptive Rights, and (iv) to provide for a liquidation of the Investment Vehicle (and disposition or distribution of the shares of Common Stock, the Warrants and other assets held by such Investment Vehicle) upon the occurrence of certain specified events, including the removal of BAM Canada as the managing member or general partner, as applicable, or a vote of a specified percentage of interests in such Investment Vehicle. Pursuant to the terms of each Operating Agreement, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a carried interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D.  In addition, the Operating Agreements provide for, following the third anniversary of the Closing Date, (i) a sale of Common Stock and Warrants held by the applicable Investment Vehicle upon the recommendation by BAM Canada that such securities be sold and (ii) the right of members of the Investment Vehicle to offer to sell their interests in the Investment Vehicle to other members, or, if no other members elect to purchase such interests, the right to cause the sale of the shares of Common Stock and Warrants relating to such member’s interest in the Investment Vehicle and the distribution of the proceeds from such sales to such requesting member, in exchange for its membership interest in the Investment Vehicle.

The Reporting Person holds a 99.499825% percentage ownership interest in BRH II.  Because such interest represents more than 10% of the aggregate interests of all of the Investment Vehicles, BRH II is deemed to be a Tier One Parallel Investment Vehicle, which is governed by the Board, and the Reporting Person has a right to appoint the members of the Board of BRH II (as well as any replacement members).

The summary contained herein of the Operating Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the form of limited liability company agreement for each Investment Vehicle that is a limited liability company, a copy of which is filed as Exhibit 5 hereto and which is incorporated herein by reference, and the form of limited partnership agreement for each Investment Vehicle that is a limited partnership, a copy of which is filed as Exhibit 6 hereto and which is incorporated herein by reference.

Voting Agreement

           In connection with the transactions described herein, and pursuant to the terms of the applicable Operating Agreement, each of the Investment Vehicles entered into a Voting Agreement, dated as of October 25, 2010 (the “Voting Agreement”), pursuant to which each Investment Vehicle agreed not to take certain actions unless the consent of a specified percentage of the interests of the Tier One Parallel Investment Vehicles is obtained.  Pursuant to the terms of the Voting Agreement, certain actions (including but not limited to (i) any matter that the Investment Vehicles, in their capacity as stockholders of the Company, are entitled to vote upon, (ii) subject to applicable fiduciary duties, certain matters upon which directors of the Company are entitled to vote, and (iii) dispositions of material assets of the Investment Vehicles) (“Tier One Actions”) with respect to the securities of the Company will require either a “majority vote” of the Tier One Parallel Investment Vehicles (i.e., more than 50% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), a “super-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 66 2/3% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), or a “hyper-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 86% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles).  For any Tier One Action, the Board will instruct BAM Canada, as the Managing Member of each Tier One Parallel Investment Vehicle, how to vote such Tier One Parallel Investment Vehicle’s interest.  Under the respective Operating Agreements, each Tier One Parallel Investment Vehicle has agreed to act in accordance with the result of the majority vote, super-majority vote, or hyper-majority vote, as applicable, with respect to each Tier One Action which is presented to the Tier One Parallel Investment Vehicles in accordance with the Voting Agreement.

The Reporting Person holds a 99.499825% percentage ownership interest in BRH II.  Because such interest represents more than 10% of the aggregate interests of all of the Investment Vehicles, BRH II is deemed to be a Tier One Parallel Investment Vehicle, which is governed by a Board and the Reporting Person has a right to appoint the members of the Board of BRH II (as well as any replacement members).  Because BRH II owns more than 14% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, no Tier One Action that requires a “hyper-majority vote” (including voting decisions and material dispositions of Common Stock by the Investment Vehicles) may be taken by any of the Investment Vehicles without the affirmative vote of BRH II as instructed by the Board of BRH II in accordance with the Operating Agreements and the Voting Agreement.  As a result, the Reporting Person may be deemed to have shared beneficial ownership over the securities owned by the Investment Vehicles.

The summary contained herein of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 7 hereto and which is incorporated herein by reference.
*      *      *      *     *
The Reporting Person intends to review continuously its investments in the Company and the Company’s business affairs, financial position, capital needs and general industry and economic conditions and, as part of the Reporting Person’s continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Company, the Reporting Person may from time to time (i) engage in discussions with certain persons, including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties, concerning matters with respect to the Reporting Person’s investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties regarding the Company’s affairs.  Based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Person may, from time to time (subject to any then existing legal or contractual limitations), determine to increase its respective ownership of Common Stock (including through the exercise of options to acquire shares of Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to market conditions, any legal or contractual limitations and other considerations, the Reporting Person may sell all or a portion of Common Stock or Warrants owned by the Reporting Person in the open market, in privately negotiated transactions, through a public offering or otherwise, but, except as otherwise provided herein, the Reporting Person currently has no intention of selling any shares of Common Stock or Warrants.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the close of business on November 19, 2010, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 961,402,591 shares of Common Stock reported by the Company as expected to be outstanding as of November 9, 2010 following the consummation of the transactions contemplated by the Plan in its Amendment No. 5 to Form S-11 filed by the Company with the Securities and Exchange Commission on November 15, 2010 plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH	75,156,748	18,714,651	9.58%
BRH II	51,572,627	12,842,010	6.61%
BRH III	59,156,823	14,730,538	7.57%
BRH IV-A	6,839,615	1,703,121	0.89%
BRH IV-B (1)	13,651,644	3,399,372	1.77%
BRH IV-C (1)	4,573,591	1,138,862	0.59%
BRH IV-D	4,573,591	1,138,862	0.59%
BRH V	15,391,391	3,832,584	1.99%
Total:	230,916,030	57,500,000	28.31%
(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable
      Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail
      Holdings LLC.

The Reporting Person has no sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II, to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II, which owns more than more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), the Reporting Person may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield Retail Split LP, Brookfield US Holdings Inc., Brookfield US Corporation and Brookfield REP GP Inc. (collectively, the “Other Filers”).  None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns shares of Common Stock or Warrants that are not held by one of the Investment Vehicles, the Reporting Person may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Other than the purchase of the shares of Common Stock and the acquisition of Warrants described in Item 4, neither the Reporting Person, nor, to its knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d) As described in Item 4, pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 and Item 5 of this statement on Schedule 13D are incorporated herein by reference.

On October 25, 2010, the Reporting Person entered into and delivered a letter agreement (the “Future Fund Letter Agreement”) in connection with its purchase of a limited liability company interest in BRH II, and the entering into of the Operating Agreement of BRH II and the subscription agreement related thereto.  The Future Fund Letter Agreement establishes certain aspects of the relationship between BAM Canada and the Reporting Person in connection with BAM Canada’s responsibilities as the managing member of BRH II.  Among other things, the Future Fund Letter Agreement includes provisions (x) permitting the acquisition by the Reporting Person (or its subsidiaries) of up to 3% of the outstanding shares of Common Stock outside of the Investment Vehicles (provided that (i) the Reporting Person notifies BAM Canada of such transactions and (ii) such shares are voted in the same manner and in conformance with how BRH II votes its shares of Common Stock) and (y) relating to transfers of interests, capital calls and commitments, carried interest and other amounts payable to the managing member of BRH II, and additional tax matters arrangements between BAM Canada and the Reporting Person.

The summary contained herein of the Future Fund Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which are filed as Exhibit 8 hereto, and which is incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Amended and Restated Cornerstone Investment Agreement, effective as of March 31, 2010, by and between Brookfield Retail Holdings LLC (formerly REP Investments LLC) and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).

Exhibit 2
Warrant Agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).

Exhibit 3
Registration Rights Agreement, dated as of November 9, 2010, by and among Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield US Retail Holdings LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).

Exhibit 4
Standstill Agreement, dated as of November 9, 2010, by and among Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).

Exhibit 5
Form of Limited Liability Company Agreement (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 19, 2010).

Exhibit 6
Form of Limited Partnership Agreement (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 19, 2010).

Exhibit 7
Voting Agreement, dated as of October 25, 2010, by and among Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP (incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 19, 2010).

Exhibit 8
Amended and Restated Letter Agreement, dated as of October 25, 2010, by and between the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians and Brookfield Retail Holdings II LLC (incorporated herein by reference to Exhibit 9 to the Schedule 13D filed by Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 19, 2010).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2010	FUTURE FUND BOARD OF GUARDIANS By: /s/ Robyn Marie Fry Name: Robyn Marie Fry Title: Authorised Signatory By: /s/ Barry Brakey Name: Barry Brakey Title: Authorised Signatory

SCHEDULE I

Scheduled Persons

Name and Position of Officer or Director	Principal Occupation or Employment
Mr. David Murray AO	Chairman of the Future Fund Board of Guardians
Mr. Jeffrey Browne	Director
Hon. Peter Costello	Director
Ms. Susan Doyle	Director
Dr. John Mulcahy	Director
Mr. Trevor C Rowe AM	Director
Mr. Brian Watson	Director